Chromocell Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

May 1, 2023

Via EDGAR

Lauren Sprague Hamill and Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Chromocell Therapeutics Corporation Registration Statement on Form S-1

Filed January 11, 2023

File No. 333-269188

Dear Madam and Sir:

This correspondence responds to the letter, dated January 23, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Registration Statement on Form S-1 filed on January 11, 2023 by Chromocell Therapeutics Corporation (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 2.

Registration Statement on Form S-1 filed January 11, 2023

Cover Page

1.	We note that you have applied to list your common stock on the Nasdaq Global Market. Please revise the cover page of the IPO Prospectus as follows:
●	State that no assurance can be given that your listing application will be approved, as you have on page 89.
●	State that your offering is contingent upon final approval of your NASDAQ listing and that the offering will terminate absent receipt of such approval, as you have on page 4.

Please ensure your disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 2 accordingly.

Chromocell Therapeutics Corporation
May 1, 2023

2.	According to your preliminary fee table and disclosure on pages 7 and 105, it appears that you will issue warrants to your underwriter, Maxim Group LLC, and warrants to your financial advisor, A.G.P./Alliance Global Partners, and seek to register these warrants and common stock underlying these warrants as part of your initial public offering registration statement. If true, please revise your cover page and offering summary to clarify the issuance and registration of these warrants and underlying common stock or otherwise advise.

Response: We respectfully advise the Staff that only the common stock underlying the Representative’s Warrants and the Advisor Warrants, but not the Representative’s Warrants and the Advisor Warrants, are being registered as part of the initial public offering. We have revised the cover page and Exhibit 107 accordingly.

The price of our securities may be volatile and fluctuate substantially . . ., page 36

3.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As such:

●	Please revise this risk factor or include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors specific to your offering that may add to this risk.

●	Clarify that any such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, which could make it difficult for prospective investors to assess the rapidly changing value of your stock.

●	Discuss the risks to investors when investing in securities where the price may change rapidly.

Response: In response to the Staff’s comment, we have revised the disclosure on page 33 of Amendment No. 2 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 52

4.	We reference the disclosure on page 52 and F-21 that the valuation of the intellectual property related to Chromocell Holding’s NaV1.7 program and its clinical-stage CC8464 lead compound was valued at $44,808,301 by an outside valuation firm based on the cost approach of valuation. Please tell us the nature and extent of the specialist’s involvement and whether you believe the specialist was acting as an expert as defined under Section11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-1 along with a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

Chromocell Therapeutics Corporation
May 1, 2023

Response: The Company respectfully acknowledges the Staff’s comment. We respectfully advise the Staff that prior accounting treatment of the acquisition treatment and fair value as of and for the period ending September 30, 2022 was preliminary and pursuant to our final analysis, we determined that historical book value was warranted. Correspondingly, the financial statements as of and for the period ended December 31, 2022 are presented in a manner that recognizes the historical book value, obviating the fair value analysis and the need for an outside expert or other party to assist in the valuation.

Unaudited Condensed Consolidated Financial Statements of Chromocell Therapeutics Corporation

Note 6. Intangible Assets, page F-21

5.	Please revise the disclosure to clearly explain your accounting for the intangible assets acquired through the contribution agreement in August 2022. Please address the following:

●	Disclose how you valued the intangible assets, including the specific assumptions that were used in the valuation;

●	Discuss the basis for a valuation in excess of $44 million;

●	Identify the accounting literature upon which you relied in determining your accounting for the acquisition of the intangible assets;

●	Tell us whether the contribution agreement is between entities under common control and how that impacted your accounting. In that regard, please address how you considered that the contributed assets should not be recorded at their historical amounts on the Contribution Date;

●	Explain the basis for the 12 year useful life of the intangible asset.

Response: The Company respectfully acknowledges the Staff’s comment. We respectfully advise the Staff that, similar to our response to comment 4 above, the Company’s final accounting treatment recognizes the transferred intangible assets at historical book value, obviating the need for and results of a valuation analysis and determination of fair value and eliminating the amortization of the fair value over the useful life.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com or Aaron M. Schleicher at (212) 660-3034 or at aschleicher@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Chromocell Therapeutics Corporation

By:	/s/ Christian Kopfli
Christian Kopfli
Chief Executive Officer

cc:	Kristin Lochhead and Daniel Gordon, Securities and Exchange Commission
David E. Danovitch, Esq., Sullivan & Worcester LLP
Aaron M. Schleicher, Esq., Sullivan & Worcester LLP